September 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Kathleen Collins

Joyce Sweeney

Jan Woo

Bernard Nolan

Re:	SVMK Inc.

Registration Statement on Form S-1

Initially Filed August 29, 2018

File Number 333-227099

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of SVMK Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-227099) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.00001, so that the Registration Statement may be declared effective on September 25, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirms that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between September 13, 2018 and the date hereof, approximately 4,436 copies of the Preliminary Prospectus dated September 13, 2018 were distributed as follows: approximately 2,971 to institutional and retail investors; and approximately 1,465 to prospective underwriters, prospective dealers and others.

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

J.P. MORGAN SECURITIES LLC

For itself and on behalf of the several Underwriters

By:	/s/ Greg Chamberlain
Authorized Signatory

Signature Page to Acceleration Request Letter